UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

BENEFITFOCUS, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

08180D106
(CUSIP Number)

David Thomas, Esq.

Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282-2198

(212) 902-1000

With a copy to:

Michael Levitt, Esq.
Freshfields Bruckhaus Deringer US LLP
601 Lexington Avenue
New York, NY 10022-4664
(212) 277-4004
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 5, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 08180D106	Page 2 of 26

1	NAME OF REPORTING PERSON THE GOLDMAN SACHS GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 567,871
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 567,871
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 567,871
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%*
14	TYPE OF REPORTING PERSON (See Instructions) HC-CO

*       All calculations of percentage ownership in this Schedule 13D with respect to the Reporting Persons are based upon a total of 32,017,773 shares of common stock, par value $0.001, of Benefitfocus, Inc. (“Benefitfocus” or the “Issuer”), outstanding as of December 31, 2018, as reported by Benefitfocus in its Prospectus filed with the U.S. Securities and Exchange Commission on March 1, 2019.

SCHEDULE 13D

CUSIP No. 08180D106	Page 3 of 26

1	NAME OF REPORTING PERSON GOLDMAN SACHS & CO. LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 567,871
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 567,871
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 567,871
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON (See Instructions) BD-IA

SCHEDULE 13D

CUSIP No. 08180D106	Page 4 of 26

1	NAME OF REPORTING PERSON GS CAPITAL PARTNERS VI PARALLEL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 62,666
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 62,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 08180D106	Page 5 of 26

1	NAME OF REPORTING PERSON GS ADVISORS VI, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 62,666
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 62,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 08180D106	Page 6 of 26

1	NAME OF REPORTING PERSON GS CAPITAL PARTNERS VI OFFSHORE FUND, L.P
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 189,553
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 189,553
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 189,553
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 08180D106	Page 7 of 26

1	NAME OF REPORTING PERSON GSCP VI OFFSHORE ADVISORS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 189,553
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 189,553
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 189,553
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 08180D106	Page 8 of 26

1	NAME OF REPORTING PERSON GS CAPITAL PARTNERS VI FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 227,892
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 227,892
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 227,892
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 08180D106	Page 9 of 26

1	NAME OF REPORTING PERSON GSCP VI ADVISORS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 227,892
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 227,892
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 227,892
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 08180D106	Page 10 of 26

1	NAME OF REPORTING PERSON GS CAPITAL PARTNERS VI GMBH & CO. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 8,100
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 8,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 08180D106	Page 11 of 26

1	NAME OF REPORTING PERSON GOLDMAN, SACHS MANAGEMENT GP GMBH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 8,100
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 8,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements certain information in the Schedule 13D filed on March 6, 2015, as amended by the Schedule 13D/A filed on August 13, 2015 and the Schedule 13D/A filed on May 29, 2018 (the “Original 13D” and, together with this Amendment No. 3, the “Schedule 13D”) on behalf of THE GOLDMAN SACHS GROUP, INC. (“GS Group”); GOLDMAN SACHS & CO. LLC (“Goldman Sachs”); GS CAPITAL PARTNERS VI PARALLEL, L.P. (“GS Parallel”); GS ADVISORS VI, L.L.C. (“GS Advisors”); GS CAPITAL PARTNERS VI OFFSHORE FUND, L.P. (“GS Offshore”); GSCP VI OFFSHORE ADVISORS, L.L.C. (“GSCP Offshore Advisors”); GS CAPITAL PARTNERS VI FUND, L.P. (“GS Capital”); GSCP VI ADVISORS, L.L.C. (“GSCP Advisors”); GS CAPITAL PARTNERS VI GMBH & CO. KG (“GS Germany”); and GOLDMAN, SACHS MANAGEMENT GP GMBH (“GS GMBH”, together with the foregoing entities, the “Reporting Persons”). GS Parallel, GS Germany, GS Capital, and GS Offshore are collectively referred to herein as the “GS Investors”.

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Original 13D.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of the Original 13D is hereby amended by replacing in their entirety Schedules I, II-A, II-B and II-C, incorporated therein by reference, with Schedules I, II-A, II-B, and II-C hereto, respectively, which Schedules I, II-A, II-B and II-C are incorporated herein by reference.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Original 13D is hereby amended by adding the following immediately before the final two paragraphs thereof:

“Pursuant to an underwriting agreement, dated February 28, 2019 (the “February 2019 Underwriting Agreement”), by and among the Company, the GS Investors, Mercer LLC (“Mercer”) and J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters (collectively, the “Underwriters”), the Underwriters agreed to purchase from the GS Investors and the GS Investors agreed to sell to the Underwriters an aggregate of 3,254,735 Shares at a price of $46.8025 per share (the “2019 Sale”). In addition, pursuant to the February 2019 Underwriting Agreement, the GS Investors granted the Underwriters an option to purchase an additional 488,211 shares for 30 days following the date of the February 2019 Underwriting Agreement at the same price.

The February 2019 Underwriting Agreement contains standard terms and conditions for a public offering including customary representations and warranties and indemnity provisions. The 2019 Sale was consummated on March 5, 2019.

Pursuant to the February 2019 Underwriting Agreement, the GS Investors signed a lock-up agreement pursuant to which they agreed that, subject to specified exceptions, without the prior written consent of J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the Underwriters, each GS Investor will not, during the period ending 30 days after the date of the final prospectus: (i) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any Shares, or any options or warrants to purchase any Shares, or any securities convertible into, exchangeable for or that represent the right to receive Shares, whether now owned or hereinafter acquired, owned directly by the GS Investor (including holding as a custodian) or with respect to which the GS Investor has beneficial ownership within the rules and regulations of the SEC (collectively, the “Lock-Up Shares”), or publicly announce the intention to do any of the foregoing; or (ii) engage in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Lock-Up Shares (including without limitation any short sale or any purchase, sale or grant of put or call option or any other right with respect to any of the Lock-Up Shares or with respect to any security that includes, relates to, or derives any significant part of its value from such shares).

The foregoing description of the February 2019 Underwriting Agreement and the lock-up agreement is not intended to be complete and is qualified in its entirety by the complete text of the February 2019 Underwriting Agreement, which is incorporated herein by reference to Exhibit 1.1 to the Company’s Form 8-K filed on March 1, 2019, and the lock-up agreement filed as Exhibit 7.08 hereto.”

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original 13D is hereby amended as follows:

(i) In connection with the 2019 Sale, Subsection (a) of Item 5 of the Original 13D is amended and restated in its entirety as follows:

“In its Prospectus filed with the SEC on March 1, 2019, Benefitfocus reported that as of December 31, 2018, 32,017,773 Shares were outstanding.

As of March 5, 2019, GS Group and Goldman Sachs may each be deemed to beneficially own an aggregate of 567,871 Shares, representing approximately 1.8% of the outstanding Shares. The Reporting Persons disclaim beneficial ownership of Shares held in client accounts with respect to which GS Group or a wholly-owned subsidiary has investment discretion.

As of March 5, 2019, GS Parallel and GS Advisors may each be deemed to beneficially own 62,666 Shares, representing approximately 0.2% of the outstanding Shares.

As of March 5, 2019, GS Offshore and GSCP Offshore Advisors may each be deemed to beneficially own 189,553 Shares, representing approximately 0.6% of the outstanding Shares.

As of March 5, 2019, GS Capital and GSCP Advisors may each be deemed to beneficially own 227,892 Shares, representing approximately 0.7% of the outstanding Shares.

As of March 5, 2019, GS Germany and GS GMBH may each be deemed to beneficially own 8,100 Shares, representing approximately 0.0% of the outstanding Shares.

In accordance with the SEC Release No. 34-39538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of GS Group and its subsidiaries and affiliates (collectively, “GSG”). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion or both, or with respect to which there are limits on their voting or investment authority or both and (ii) certain investment entities of which the Goldman Sachs Reporting Units act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

As described below, the Reporting Persons may be deemed to be members of a “group” with Mercer, Mason R. Holland, Jr. (“Holland”), and Shawn Jenkins (“Jenkins”). Based on the Company’s Prospectus filed with the SEC on March 1, 2019, as of February 28, 2019, Mercer beneficially owned 2,817,526 Shares and, following the closing of the transactions contemplated by the February 2019 Underwriting Agreement, as of March 5, 2019, Mercer beneficially owned 367,503 Shares. Based on the Company’s Proxy Statement on Schedule 14A filed on April 20, 2018, as of April 9, 2018, each of Holland and Jenkins beneficially owns 2,672,489 and 2,749,104 Shares, respectively. Accordingly, after the 2019 Sale, each of Mercer, Holland, Jenkins and the Reporting Persons may be deemed to beneficially own an aggregate of 6,356,967 Shares, representing beneficial ownership of approximately 19.9% of the Shares. In addition, each of Holland, Jenkins and the Reporting Persons may be deemed to beneficially own an aggregate of 5,989,464 Shares, representing beneficial ownership of approximately 18.7% of the Shares.

None of the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A, II-B, or II-C hereto may be deemed to beneficially own any Shares other than as set forth herein.

(ii) Subsection (b) of Item 5 of the Original 13D is amended and restated in its entirety as follows:

“Each Reporting Person shares the power to vote or direct the vote and to dispose or direct the disposition of Shares beneficially owned by such Reporting Person as indicated herein.

The ownership of Shares reported herein for the Reporting Persons does not include any of the Shares beneficially owned by the other parties to the ROFO Agreement (as defined and described in Item 6 below). As a result of the ROFO Agreement, the Reporting Persons may be deemed to be members of a “group” with Holland, Jenkins and Mercer for purposes of Section 13(d) or Section 13(g) under the Act. Each of the Reporting Persons disclaims the existence of a “group” with any of Holland, Jenkins or Mercer and disclaims beneficial ownership of any of the Shares beneficially owned by such persons. Following the closing of the transactions contemplated by the February 2019 Underwriting Agreement, as of March 5, 2019, Mercer and its affiliates beneficially owned 367,503 Shares, representing 1.1% of the outstanding Shares. If Mercer and its affiliates beneficially own less than 5% of the outstanding Shares for a period of at least forty-five (45) consecutive calendar days the ROFO Agreement will automatically terminate in accordance with its terms. Upon the termination of the ROFO Agreement, the Reporting Persons will no longer be deemed to be members of a “group” with Holland, Jenkins and Mercer.”

(iii) Subsection (c) of Item 5 of the Original 13D is amended and restated in its entirety as follows:

“Except as set forth in Schedule IV hereto, or as otherwise described herein, no transactions in the Shares were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A, II-B, or II-C hereto, during the period from January 4, 2019 to March 5, 2019.”

(iv) Subsection (e) of Item 5 of the Original 13D is amended and restated in its entirety as follows:

“As of March 5, 2019, the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Shares.”

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended by adding the following exhibits in appropriate numerical order

7.07	Underwriting Agreement, dated as of February 28, 2019, by and among Benefitfocus, J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters, and the selling stockholders named therein (incorporated by reference to Exhibit 1.1 to the Company’s Form 8-K filed on March 1, 2019).

7.08	Lock-Up Agreement of the GS Investors, dated as of February 26, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 8, 2019

THE GOLDMAN SACHS GROUP, INC.

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GOLDMAN SACHS & CO. LLC

By:	/s/Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GS CAPITAL PARTNERS VI FUND, L.P.

By:	GSCP VI Advisors, L.L.C. its General Partner

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GSCP VI ADVISORS, L.L.C.

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GS CAPITAL PARTNERS VI OFFSHORE FUND, L.P.

By:	GSCP VI Offshore Advisors, L.L.C. its General Partner

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GSCP VI OFFSHORE ADVISORS, L.L.C.

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GS CAPITAL PARTNERS VI GMBH & CO. KG

By:	GS Advisors VI, L.L.C. its Managing Limited Partner

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GOLDMAN, SACHS MANAGEMENT GP GMBH

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GS CAPITAL PARTNERS VI PARALLEL, L.P.

By:	GS Advisors VI, L.L.C. its General Partner

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GS ADVISORS VI, L.L.C.

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

SCHEDULE I

The name of each director of The Goldman Sachs Group, Inc. is set forth below.

The business address of each person listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282.

Each person is a citizen of the United States of America except for Lakshmi N. Mittal, who is a citizen of India, Mark O. Winkelman, who is a citizen of the Netherlands, and Adebayo O. Ogunlesi is also a citizen of Nigeria. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation

David M. Solomon	Chairman and Chief Executive Officer of The Goldman Sachs Group, Inc.

M. Michele Burns	Former Chairman and CEO, Mercer LLC; Former CFO of each of: Marsh & McLennan Companies, Inc., Mirant Corp. and Delta Air Lines, Inc.

Drew G. Faust	Professor and Former President of Harvard University

Mark A. Flaherty	Former Vice Chairman, Wellington Management Company

William W. George	Senior Fellow at the Harvard Business School and Former Chairman and Chief Executive Officer of Medtronic, Inc.

James A. Johnson	Chairman of Johnson Capital Partners

Ellen J. Kullman	Former Chair and Chief Executive Officer of DuPont

Lakshmi N. Mittal	Chairman and Chief Executive Officer of ArcelorMittal S.A.

Adebayo O. Ogunlesi	Chairman and Managing Partner of Global Infrastructure Partners

Peter Oppenheimer	Former Senior Vice President and Chief Financial Officer of Apple, Inc.

Jan E. Tighe	Former Vice Admiral, United States Navy

David A. Viniar	Former Chief Financial Officer of The Goldman Sachs Group, Inc.

Mark O. Winkelman	Private Investor

SCHEDULE II-A

The name, position and present principal occupation of each executive officer of (i) GSCP VI Advisors, L.L.C., the sole general partner of GS Capital Partners VI Fund, L.P. and the sole managing limited partner of GS Capital Partners VI GmbH & Co. KG; (ii) GSCP VI Offshore Advisors, L.L.C., the sole general partner of GS Capital Partners VI Offshore Fund, L.P.; and (iii) GS Advisors VI, L.L.C., the sole general partner of GS Capital Partners VI Parallel, L.P. are set forth below.

The business address for all the executive officers listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, except as follows: The business address of each of Philippe Camu, Martin A. Hintze, James H. Reynolds, Andrew E. Wolff, Matteo Botto Poala, Michael Bruun, Tim Campbell, Mike Ebeling, Matthias Hieber, Emilie Railhac, Michele Titi-Cappelli, Penny McSpadden and Maximilliano Ramirez-Espain is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Stephanie Hui, Xiang Fan, Michael Hui, Jay Hyun Lee and Joanne Xu is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of each of Joseph P. DiSabato and David Campbell is 555 California Street, San Francisco, CA 94104. The business address of Julianne Ramming and Clayton Wilmer is 2001 Ross Avenue, Suite 2800, Dallas, TX 75201. The business address of Amit Raje and Lavanya Ashok is Rational House, 951-A, Appasaheb Marathe Marg, Prabhadevi, Mumbai 400 025, India. The business address of Bin Zhu is Winland International Center, 7 Finance Street, Xicheng District, Beijing 100033, People's Republic of China. The business address of each of Mitchell S. Weiss, Jason Levesque and Mark G. Riemann is 30 Hudson Street, Jersey City, NJ 07302-4699. The business address of Yuji Matsumoto is Roppongi Hills Mori Tower, 47th floor, 10-1 Roppongi 6-chome, Minato-ku, Tokyo 106-6147 Japan. The business address of Cristiano Camargo is Rua Leopoldo Couto Magalhaes Junior 700, 16 andar, Itaimi Bibi, 04542-000 Sao Paulo-SP, Brazil.

All executive officers listed below are United States citizens, except as follows: James H. Reynolds and Emilie Railhac are citizens of France; Adrian M. Jones is a citizen of Ireland; Martin Hintze, Mike Ebeling and Oliver Thym are citizens of Germany; Anthony Arnold, Tim Campbell and Stephanie Hui are citizens of the United Kingdom; Philippe Camu is a citizen of Belgium; Matteo Botto Poala and Michele Titi-Cappelli are citizens of Italy; Lavanya Ashok, Harsh Nanda and Amit Raje are citizens of India; David Campbell is a citizen of Australia; Maximilliano Ramirez-Espain is a citizen of Spain; Nicole Agnew is a citizen of Canada; Matthias Hieber is a citizen of Austria; Michael Bruun is a citizen of Denmark; Cristiano Camargo is a citizen of Brazil; Xiang Fan and Joanne Xu are citizens of the People's Republic of China; Michael Hui and Bin Zhu are citizens of the People's Republic of China (Hong Kong permanent residents); Yuji Matsumoto is a citizen of Japan; and Jay Hyun Lee is a citizen of the Republic of Korea.

Name	Position	Present Principal Occupation

Richard A. Friedman	Director and President	Managing Director of Goldman Sachs & Co. LLC
Philippe Camu	Vice President	Managing Director of Goldman Sachs International
Thomas G. Connolly	Vice President	Managing Director of Goldman Sachs & Co. LLC
Joseph P. DiSabato	Vice President	Managing Director of Goldman Sachs & Co. LLC
Elizabeth C. Fascitelli	Vice President and Treasurer	Managing Director of Goldman Sachs & Co. LLC
Bradley J. Gross	Vice President	Managing Director of Goldman Sachs & Co. LLC
Matthias Hieber	Vice President	Managing Director of Goldman Sachs International
Martin A. Hintze	Vice President	Managing Director of Goldman Sachs International
Stephanie Hui	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Adrian M. Jones	Vice President	Managing Director of Goldman Sachs & Co. LLC
Michael E. Koester	Vice President	Managing Director of Goldman Sachs & Co. LLC
Scott Lebovitz	Vice President	Managing Director of Goldman Sachs & Co. LLC
Yuji Matsumoto	Vice President	Managing Director of Goldman Sachs Japan, Co., Ltd.
Sumit Rajpal	Vice President	Managing Director of Goldman Sachs & Co. LLC
James H. Reynolds	Vice President	Managing Director of Goldman Sachs International
Ankur Sahu	Vice President	Managing Director of Goldman Sachs Japan, Co., Ltd.
Oliver Thym	Vice President	Managing Director of Goldman Sachs & Co. LLC
Andrew E. Wolff	Vice President	Managing Director of Goldman Sachs International

Name	Position	Present Principal Occupation

Nicole Agnew	Vice President	Managing Director of Goldman Sachs & Co. LLC
Kirsten Anthony	Vice President	Managing Director of Goldman Sachs & Co. LLC
Anthony Arnold	Vice President	Managing Director of Goldman Sachs & Co. LLC
Lavanya Ashok	Vice President	Managing Director of Goldman Sachs & Co. LLC
Allison Beller	Vice President	Managing Director of Goldman Sachs & Co. LLC
Matteo Botto Poala	Vice President	Managing Director of Goldman Sachs International
Michael Bruun	Vice President	Managing Director of Goldman Sachs International
David Campbell	Vice President	Managing Director of Goldman Sachs & Co. LLC
Tim Campbell	Vice President	Managing Director of Goldman Sachs International
Cristiano Camargo	Vice President	Managing Director of Goldman Sachs do Brasil Banco Múltiplo S.A.
David Castelblanco	Vice President	Managing Director of Goldman Sachs & Co. LLC
Christopher A. Crampton	Vice President	Managing Director of Goldman Sachs & Co. LLC
Mike Ebeling	Vice President	Managing Director of Goldman Sachs International
Xiang Fan	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Charles H. Gailliot	Vice President	Managing Director of Goldman Sachs & Co. LLC
Michael Hui	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Jonathan Hunt	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jay Hyun Lee	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Harsh Nanda	Vice President	Managing Director of Goldman Sachs & Co. LLC
Edward Pallesen	Vice President	Managing Director of Goldman Sachs & Co. LLC
Emilie Railhac	Vice President	Managing Director of Goldman Sachs International
Amit Raje	Vice President	Managing Director of Goldman Sachs (India) Securities Private Limited
Andrew Rhee	Vice President	Managing Director of Goldman Sachs & Co. LLC
Leonard Seevers	Vice President	Managing Director of Goldman Sachs & Co. LLC
Gabriella Skirnick	Vice President	Managing Director of Goldman Sachs & Co. LLC
Michele Titi-Cappelli	Vice President	Managing Director of Goldman Sachs International
Peter Vermette	Vice President	Managing Director of Goldman Sachs & Co. LLC
Peter A. Weidman	Vice President	Managing Director of Goldman Sachs & Co. LLC
Mark Wetzel	Vice President	Managing Director of Goldman Sachs & Co. LLC
Joanne Xu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Bin Zhu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Penny McSpadden	Vice President	Managing Director of Goldman Sachs International
Maximilliano Ramirez-Espain	Vice President	Managing Director of Goldman Sachs International
Laurie E. Schmidt	Vice President	Managing Director of Goldman Sachs & Co. LLC
William Y. Eng	Vice President	Vice President of Goldman Sachs & Co. LLC
Susan Hodgkinson	Vice President & Secretary	Vice President of Goldman Sachs & Co. LLC
Scott Kilpatrick	Vice President	Vice President of Goldman Sachs & Co. LLC
Julianne Ramming	Vice President	Vice President of Goldman Sachs & Co. LLC
Clayton Wilmer	Vice President	Vice President of Goldman Sachs & Co. LLC
Wei Yan	Vice President	Vice President of Goldman Sachs & Co. LLC
David Thomas	Vice President. Assistant Secretary & General Counsel	Managing Director of Goldman Sachs & Co. LLC
Mitchell S. Weiss	Vice President & Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC
Jason Levesque	Vice President & Assistant Treasurer	Vice President of Goldman Sachs & Co. LLC
Mark G. Riemann	Vice President & Assistant Treasurer	Vice President of Goldman Sachs & Co. LLC

SCHEDULE II-B

The name and principal occupation of each member of the Corporate Investment Committee of the Merchant Banking Division of Goldman Sachs & Co. LLC, which exercises the authority of Goldman Sachs & Co. LLC in managing GSCP VI Advisors, L.L.C., GS Capital Partners VI Fund, L.P., GSCP VI Offshore Advisors, L.L.C., GS Capital Partners VI Offshore Fund, L.P., GS Advisors VI, L.L.C., GS Capital Partners VI Parallel, L.P., and GS Capital Partners VI GmbH & Co. KG, are set forth below.

The business address for each member listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, except as follows: The business address of each of Michael Bruun, Martin A. Hintze, Matthias Hieber, James Reynolds, Michele Titi-Cappelli and Andrew E. Wolff is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Stephanie Hui and Xiang Fan is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Mitchell S. Weiss is 30 Hudson Street, Jersey city, NJ 07302-4699.

All members listed below are United States citizens, except as follows: Anthony Arnold and Stephanie Hui are citizens of the United Kingdom; James Reynolds is a citizen of France; Adrian M. Jones is a citizen of Ireland; Martin A. Hintze and Oliver Thym are citizens of Germany; Matthias Hieber is a citizen of Austria; Nicole Agnew is a citizen of Canada; Michele Tit-Cappelli is a citizen of Italy; Michael Bruun is a citizen of Denmark and Xiang Fan is a citizen of the People’s Republic of China.

Name	Present Principal Occupation

Richard A. Friedman	Managing Director of Goldman Sachs & Co. LLC
Nicole Agnew	Managing Director of Goldman Sachs & Co. LLC
Anthony Arnold	Managing Director of Goldman Sachs & Co. LLC
Michael Bruun	Managing Director of Goldman Sachs International
Thomas G. Connolly	Managing Director of Goldman Sachs & Co. LLC
Christopher A. Crampton	Managing Director of Goldman Sachs & Co. LLC
Joe DiSabato	Managing Director of Goldman Sachs & Co. LLC
Elizabeth C. Fascitelli	Managing Director of Goldman Sachs & Co. LLC
Raymond Filacoma	Managing Director of Goldman Sachs & Co. LLC
Xiang Fan	Managing Director of Goldman Sachs & Co. LLC
Charles H. Gailliot	Managing Director of Goldman Sachs & Co. LLC
Wendy Gorman	Managing Director of Goldman Sachs & Co. LLC
Bradley J. Gross	Managing Director of Goldman Sachs & Co. LLC
Matthias Hieber	Managing Director of Goldman Sachs International
Martin A Hintze	Managing Director of Goldman Sachs International
Stephanie Hui	Managing Director of Goldman Sachs (Asia) L.L.C.
Adrian M. Jones	Managing Director of Goldman Sachs & Co. LLC
Michael E. Koester	Managing Director of Goldman Sachs & Co. LLC
Scott Lebovitz	Managing Director of Goldman Sachs & Co. LLC
Yael Levy	Managing Director of Goldman Sachs & Co. LLC
Jo Natauri	Managing Director of Goldman Sachs & Co. LLC
Sumit Rajpal	Managing Director of Goldman Sachs & Co. LLC
James Reynolds	Managing Director of Goldman Sachs International
Michael Simpson	Managing Director of Goldman Sachs & Co. LLC
David Thomas	Managing Director of Goldman Sachs & Co. LLC
Michele Titi-Cappelli	Managing Director of Goldman Sachs International
Oliver Thym	Managing Director of Goldman Sachs & Co. LLC
Laurie Schmidt	Managing Director of Goldman Sachs & Co. LLC
Mitchell S. Weiss	Managing Director of Goldman Sachs & Co. LLC
Andrew E. Wolff	Managing Director of Goldman Sachs International

SCHEDULE II-C

The name, position and present principal occupation of each executive officer of Goldman, Sachs Management GP GmbH, the sole general partner of GS Capital Partners VI GmbH & Co. KG, are set forth below.

The business address for Laurie E. Schmidt is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282. The business address for Michael Schramm is c/o Goldman Sachs AG, Messeturm, Friedrich-Ebert-Anlange 49, 60308 Frankfurt am Main, Germany.

Laurie E. Schmidt is a citizen of the United States and Michael Schramm is a citizen of Germany.

Name	Position	Present Principal Occupation

Laurie E. Schmidt	Managing Director	Managing Director of Goldman Sachs & Co. LLC
Michael Schramm	Managing Director	Managing Director of Goldman Sachs AG

SCHEDULE IV

All transactions disclosed in this Schedule IV were effected by Goldman Sachs & Co. LLC in its capacity as an underwriter in the SEC-registered public offering of shares of common stock of Benefitfocus Inc. that closed on March 5, 2019.

Buy (B) / Sell (S)	Quantity	Price	Trade Date	Settlement Date
B	950	48.25	3/1/2019	3/5/2019
S	1,500	48.25	3/1/2019	3/5/2019
S	550	48.25	3/1/2019	3/5/2019
S	3,000	48.25	3/1/2019	3/5/2019
S	1,300	48.25	3/1/2019	3/5/2019
S	850	48.25	3/1/2019	3/5/2019
S	1,500	48.25	3/1/2019	3/5/2019
S	700	48.25	3/1/2019	3/5/2019
S	11,050	48.25	3/1/2019	3/5/2019
S	2,500	48.25	3/1/2019	3/5/2019
S	1,500	48.25	3/1/2019	3/5/2019
S	4,400	48.25	3/1/2019	3/5/2019
S	3,000	48.25	3/1/2019	3/5/2019
S	1,600	48.25	3/1/2019	3/5/2019
S	500	48.25	3/1/2019	3/5/2019
S	1,000	48.25	3/1/2019	3/5/2019
S	4,600	48.25	3/1/2019	3/5/2019
S	2,100	48.25	3/1/2019	3/5/2019
S	2,000	48.25	3/1/2019	3/5/2019
S	3,800	48.25	3/1/2019	3/5/2019
S	1,700	48.25	3/1/2019	3/5/2019
S	4,300	48.25	3/1/2019	3/5/2019
S	1,000	48.25	3/1/2019	3/5/2019
S	8,700	48.25	3/1/2019	3/5/2019
S	3,000	48.25	3/1/2019	3/5/2019
S	550	48.25	3/1/2019	3/5/2019
S	2,500	48.25	3/1/2019	3/5/2019
S	1,700	48.25	3/1/2019	3/5/2019
S	3,400	48.25	3/1/2019	3/5/2019
S	3,000	48.25	3/1/2019	3/5/2019
S	2,400	48.25	3/1/2019	3/5/2019
S	1,000	48.25	3/1/2019	3/5/2019
S	1,800	48.25	3/1/2019	3/5/2019
S	3,000	48.25	3/1/2019	3/5/2019
S	2,500	48.25	3/1/2019	3/5/2019
S	400	48.25	3/1/2019	3/5/2019

Buy (B) / Sell (S)	Quantity	Price	Trade Date	Settlement Date
S	1,600	48.25	3/1/2019	3/5/2019
S	2,500	48.25	3/1/2019	3/5/2019
S	3,000	48.25	3/1/2019	3/5/2019
S	2,500	48.25	3/1/2019	3/5/2019
S	900	48.25	3/1/2019	3/5/2019
S	1,400	48.25	3/1/2019	3/5/2019
S	1,200	48.25	3/1/2019	3/5/2019
S	1,900	48.25	3/1/2019	3/5/2019
S	900	48.25	3/1/2019	3/5/2019
S	3,500	48.25	3/1/2019	3/5/2019
S	1,600	48.25	3/1/2019	3/5/2019
S	500	48.25	3/1/2019	3/5/2019
S	500	48.25	3/1/2019	3/5/2019
S	1,000	48.25	3/1/2019	3/5/2019
S	5,000	48.25	3/1/2019	3/5/2019
S	50,000	48.25	3/1/2019	3/5/2019
S	100,000	48.25	3/1/2019	3/5/2019
S	4,000	48.25	3/1/2019	3/5/2019
S	1,000	48.25	3/1/2019	3/5/2019
S	2,000	48.25	3/1/2019	3/5/2019
S	350	48.25	3/1/2019	3/5/2019
S	300	48.25	3/1/2019	3/5/2019
S	1,300	48.25	3/1/2019	3/5/2019
S	9,400	48.25	3/1/2019	3/5/2019
S	2,400	48.25	3/1/2019	3/5/2019
S	700	48.25	3/1/2019	3/5/2019
S	3,100	48.25	3/1/2019	3/5/2019
S	700	48.25	3/1/2019	3/5/2019
S	3,300	48.25	3/1/2019	3/5/2019
S	500	48.25	3/1/2019	3/5/2019
S	550	48.25	3/1/2019	3/5/2019
S	1,800	48.25	3/1/2019	3/5/2019
S	1,000	48.25	3/1/2019	3/5/2019
S	700	48.25	3/1/2019	3/5/2019
S	1,000	48.25	3/1/2019	3/5/2019
S	3,000	48.25	3/1/2019	3/5/2019
S	2,500	48.25	3/1/2019	3/5/2019
S	1,000	48.25	3/1/2019	3/5/2019
S	2,000	48.25	3/1/2019	3/5/2019
S	2,200	48.25	3/1/2019	3/5/2019
S	3,000	48.25	3/1/2019	3/5/2019
S	1,000	48.25	3/1/2019	3/5/2019

Buy (B) / Sell (S)	Quantity	Price	Trade Date	Settlement Date
S	250	48.25	3/1/2019	3/5/2019
S	5,200	48.25	3/1/2019	3/5/2019
S	3,400	48.25	3/1/2019	3/5/2019
S	3,500	48.25	3/1/2019	3/5/2019
S	3,000	48.25	3/1/2019	3/5/2019
S	1,500	48.25	3/1/2019	3/5/2019
S	2,500	48.25	3/1/2019	3/5/2019
S	450	48.25	3/1/2019	3/5/2019
S	4,500	48.25	3/1/2019	3/5/2019
S	450	48.25	3/1/2019	3/5/2019
S	1,400	48.25	3/1/2019	3/5/2019
S	1,600	48.25	3/1/2019	3/5/2019
S	1,600	48.25	3/1/2019	3/5/2019
S	3,000	48.25	3/1/2019	3/5/2019
S	4,200	48.25	3/1/2019	3/5/2019
S	1,000	48.25	3/1/2019	3/5/2019
S	2,500	48.25	3/1/2019	3/5/2019
S	1,000	48.25	3/1/2019	3/5/2019
S	500	48.25	3/1/2019	3/5/2019
S	500	48.25	3/1/2019	3/5/2019
S	7,800	48.25	3/1/2019	3/5/2019
S	1,900	48.25	3/1/2019	3/5/2019
S	1,300	48.25	3/1/2019	3/5/2019
S	1,000	48.25	3/1/2019	3/5/2019
S	2,000	48.25	3/1/2019	3/5/2019
S	5,000	48.25	3/1/2019	3/5/2019
S	1,800	48.25	3/1/2019	3/5/2019
S	550	48.25	3/1/2019	3/5/2019
S	1,000	48.25	3/1/2019	3/5/2019
S	2,800	48.25	3/1/2019	3/5/2019
S	900	48.25	3/1/2019	3/5/2019
S	450	48.25	3/1/2019	3/5/2019
S	5,600	48.25	3/1/2019	3/5/2019
S	8,200	48.25	3/1/2019	3/5/2019
S	3,500	48.25	3/1/2019	3/5/2019
S	4,900	48.25	3/1/2019	3/5/2019
S	5,600	48.25	3/1/2019	3/5/2019
S	350	48.25	3/1/2019	3/5/2019
S	3,000	48.25	3/1/2019	3/5/2019
S	3,500	48.25	3/1/2019	3/5/2019
S	1,000	48.25	3/1/2019	3/5/2019
S	1,000	48.25	3/1/2019	3/5/2019

Buy (B) / Sell (S)	Quantity	Price	Trade Date	Settlement Date
S	6,500	48.25	3/1/2019	3/5/2019
S	2,000	48.25	3/1/2019	3/5/2019
S	1,200	48.25	3/1/2019	3/5/2019
S	2,500	48.25	3/1/2019	3/5/2019
S	850	48.25	3/1/2019	3/5/2019
S	500	48.25	3/1/2019	3/5/2019
S	9,500	48.25	3/1/2019	3/5/2019
S	5,500	48.25	3/1/2019	3/5/2019
S	2,000	48.25	3/1/2019	3/5/2019
S	750	48.25	3/1/2019	3/5/2019
S	950	48.25	3/1/2019	3/5/2019
S	800	48.25	3/1/2019	3/5/2019
S	2,000	48.25	3/1/2019	3/5/2019
S	700	48.25	3/1/2019	3/5/2019
S	5,000	48.25	3/1/2019	3/5/2019
S	1,200	48.25	3/1/2019	3/5/2019
S	1,300	48.25	3/1/2019	3/5/2019
S	1,100	48.25	3/1/2019	3/5/2019
S	2,400	48.25	3/1/2019	3/5/2019
S	6,000	48.25	3/1/2019	3/5/2019
S	250	48.25	3/1/2019	3/5/2019
S	6,600	48.25	3/1/2019	3/5/2019
S	1,000	48.25	3/1/2019	3/5/2019
S	650	48.25	3/1/2019	3/5/2019
S	3,200	48.25	3/1/2019	3/5/2019
S	800	48.25	3/1/2019	3/5/2019
S	250	48.25	3/1/2019	3/5/2019
S	650	48.25	3/1/2019	3/5/2019
S	4,800	48.25	3/1/2019	3/5/2019
S	1,600	48.25	3/1/2019	3/5/2019
S	3,000	48.25	3/1/2019	3/5/2019
S	1,000	48.25	3/1/2019	3/5/2019
S	4,800	48.25	3/1/2019	3/5/2019
S	750	48.25	3/1/2019	3/5/2019
S	1,100	48.25	3/1/2019	3/5/2019
S	1,500	48.25	3/1/2019	3/5/2019
S	100	48.25	3/1/2019	3/5/2019
S	350	48.25	3/1/2019	3/5/2019
S	350	48.25	3/1/2019	3/5/2019
S	300	48.25	3/1/2019	3/5/2019
S	1,400	48.25	3/1/2019	3/5/2019
S	2,200	48.25	3/1/2019	3/5/2019

Buy (B) / Sell (S)	Quantity	Price	Trade Date	Settlement Date
S	3,200	48.25	3/1/2019	3/5/2019
S	3,200	48.25	3/1/2019	3/5/2019
S	2,200	48.25	3/1/2019	3/5/2019
S	1,500	48.25	3/1/2019	3/5/2019
S	4,700	48.25	3/1/2019	3/5/2019
B	164,000	48.25	3/1/2019	3/5/2019
B	465,000	47.3815	3/1/2019	3/5/2019
S	4,800	48.25	3/1/2019	3/5/2019
S	700	48.25	3/1/2019	3/5/2019
S	650	48.25	3/1/2019	3/5/2019
S	250	48.25	3/1/2019	3/5/2019
S	2,600	48.25	3/1/2019	3/5/2019
S	3,200	48.25	3/1/2019	3/5/2019
S	1,400	48.25	3/1/2019	3/5/2019
S	7,200	48.25	3/1/2019	3/5/2019
S	3,600	48.25	3/1/2019	3/5/2019
S	1,600	48.25	3/1/2019	3/5/2019
S	250	48.25	3/1/2019	3/5/2019
S	7,200	48.25	3/1/2019	3/5/2019
S	150	48.25	3/1/2019	3/5/2019
S	1,200	48.25	3/1/2019	3/5/2019
S	950	48.25	3/1/2019	3/5/2019
S	150	48.25	3/1/2019	3/5/2019
S	700	48.25	3/1/2019	3/5/2019
S	250	48.25	3/1/2019	3/5/2019
S	1,800	48.25	3/1/2019	3/5/2019
S	150	48.25	3/1/2019	3/5/2019
S	500	48.25	3/1/2019	3/5/2019
S	1,300	48.25	3/1/2019	3/5/2019
S	3,000	48.25	3/1/2019	3/5/2019
S	500	48.25	3/1/2019	3/5/2019
S	1,600	48.25	3/1/2019	3/5/2019
S	4,800	48.25	3/1/2019	3/5/2019
S	7,200	48.25	3/1/2019	3/5/2019
S	800	48.25	3/1/2019	3/5/2019
S	750	48.25	3/1/2019	3/5/2019
S	2,000	48.25	3/1/2019	3/5/2019
S	2,200	48.25	3/1/2019	3/5/2019
S	7,200	48.25	3/1/2019	3/5/2019
S	1,600	48.25	3/1/2019	3/5/2019
S	3,200	48.25	3/1/2019	3/5/2019
S	3,200	48.25	3/1/2019	3/5/2019
S	2,200	48.25	3/1/2019	3/5/2019
S	4,800	48.25	3/1/2019	3/5/2019
S	500	48.25	3/1/2019	3/5/2019
S	4,300	48.25	3/1/2019	3/5/2019
S	2,600	48.25	3/1/2019	3/5/2019
S	4,300	48.25	3/1/2019	3/5/2019
S	6,000	48.25	3/1/2019	3/5/2019